UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Tailwind Two Acquisition Corp.
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

G86613109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐          Rule 13d-1(b)

☐          Rule 13d-1(c)

☒         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Tailwind Two Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,272,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,272,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,272,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 32.15%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 8,550,000 Class B ordinary shares convertible into Class A ordinary shares on a one-for-one basis (“Class B ordinary shares”) and (ii) 7,722,000 private placement warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, which will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and twelve months from the close of the Issuer’s initial public offering, consummated on March 9, 2021 (“Private Placement Warrants”).

(2) Calculated based on (i) 34,500,000 Class A ordinary shares outstanding as of November 23, 2021, as reported on the Issuer’s amended Quarterly Report on Form 10-Q/A filed November 24, 2021 and (ii) 16,272,000 Class A ordinary shares issuable in respect of Class B ordinary shares and Private Placement Warrants.

1.	Names of Reporting Persons Philip Krim
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,272,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,272,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,272,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 32.15%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 8,550,000 Class A ordinary shares issuable in respect of Class B ordinary shares and (ii) 7,722,000 Class A ordinary shares issuable in respect of Private Placement Warrants.

(2) Calculated based on (i) 34,500,000 Class A ordinary shares outstanding as of November 23, 2021, as reported on the Issuer’s amended Quarterly Report on Form10-Q/A filed November 24, 2021 and (ii) 16,272,000 Class A ordinary shares issuable in respect of Class B ordinary shares and Private Placement Warrants.

Item 1(a).	Name of Issuer
Tailwind Two Acquisition Corp.
Item 1(b).	Address of the Issuer’s Principal Executive Offices
150 Greenwich Street, 29th Floor New York, NY 10006
Item 2(a).	Names of Persons Filing
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Tailwind Two Sponsor LLC (ii) Philip Krim
Item 2(b).	Address of the Principal Business Office, or if none, Residence:
150 Greenwich Street, 29th Floor New York, NY 10006
Item 2(c).	Citizenship
See responses to Item 4 on each cover page.
Item 2(d).	Title of Class of Securities
Class A ordinary shares
Item 2(e).	CUSIP Number
G86613109
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.
Item 4.

Ownership

(a)            Amount beneficially owned:

  See responses to Item 9 on each cover page.

(b)            Percent of Class:

See responses to Item 11 on each cover page.

(c)            Number of shares as to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)            Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)           Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)           Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Tailwind Two Sponsor LLC directly holds 8,550,000 Class B ordinary shares convertible to Class A ordinary shares and 7,722,000 Private Placement Warrants to purchase Class A ordinary shares, which will become exercisable on the later of 30 days after closing of the Issuer’s intial business combination and twelve months from the close of the Issuer’s initial public offering, consummated on March 9, 2021. Mr. Philip Krim controls Tailwind Two Sponsor LLC and, as such, shares voting and investment discretion with respect to the securities held by Tailwind Two Sponsor LLC and may be deemed to have beneficial ownership of such securities. This Statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

Tailwind Two Sponsor LLC

By:	/s/ Philip Krim
Name:	Philip Krim
Title:	Authorized Signatory

/s/ Philip Krim
Philip Krim

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 8, 2022 by and among Tailwind Two Sponsor, LLC and Philip Krim